02051474

SEC MAIL PROCESSING
RECEIVED
AUG 1 6 2002
WASH. D.C. 165 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of the Securities Exchange Act of 1934

For the month of August, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices) PE

Enclosures: five notifications made on July 30, 2002.

Notification of Interests of Directors - Andy Green
Notification of Interests of Directors - Ben Verwaayen
Notification of Interests of Directors - Ian Livingston
Notification of Interests of Directors - Paul Reynolds
Notification of Interests of Directors - Pierre Danon

one notification made on July 31, 2002

Notification of Interests of Directors - Baroness Jay of Paddington

PROCESSED
AUG 2 0 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: July 31, 2002 By:

PATRICIA DAY
Authorized Representative

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Baroness Jay of Paddington

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired:

2544 ordinary shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

196.5p

13) Date of transaction

30 July 2002

14) Date Company informed

30 July 2002

15) Total holding following this notification

2544 ordinary shares

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

none

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 31 July 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Pierre Danon

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan
Grant of options under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

74,257 shares under the BT Group Deferred Bonus Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

202p

13) Date of transaction

29 July 2002

14) Date Company informed

30 July 2002

15) Total holding following this notification

a. 29,590 ordinary shares - personal holding;

b. 272,559 ordinary shares under BT Incentive Share Plan - contingent award;

c. 74,257, shares under BT Group Deferred Bonus Plan;

d. 21,872 shares under BT Deferred Bonus Plan;

e. Options over 962,580 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

29 July 2002

18) Period during which or date on which exercisable

29 July 2005 - 28 July 2012 subject to corporate performance measures

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 962,580 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

187p

22) Total number of shares or debentures over which options held following this notification

Options over 962,580 under BT Group Global Share Option Plan

23) Any additional information

The above named Director has technical interests, as at 30 July 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 33,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 30 July 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan
Grant of options under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

44,554 shares under the BT Group Deferred Bonus Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

202p

13) Date of transaction

29 July 2002

14) Date Company informed

30 July 2002

15) Total holding following this notification

a. 34,051 ordinary shares - personal holding;

b. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;

c. 44,554 shares under BT Group Deferred Bonus Plan;

d. 39,445 shares under BT Deferred Bonus Plan;

e. 45,675 shares under BT Executive Share Plan;

f. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

g. 219 shares under the BT Employee Share Ownership Scheme;

h. 292 shares under BT Group Share Investment Plan;

i. Options over 855,620 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

29 July 2002

18) Period during which or date on which exercisable

29 July 2005 - 28 July 2012 subject to corporate performance measures

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 855,620 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

187p

22) Total number of shares or debentures over which options held following this notification

Options over 4,555 under BT Group Employee Sharesave Scheme

Options over 855,620 under BT Group Global Share Option Plan

23) Any additional information

The above named Director has technical interests, as at 30 July 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 33,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 30 July 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

n/a

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Grant of options under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

29 July 2002

14) Date Company informed

30 July 2002

15) Total holding following this notification

a. 110,444 ordinary shares - personal holding;

b. 604,045 ordinary shares under BT Group Retention Share Plan;

c. 49,504 shares under BT Group Deferred Bonus Plan;

d. An option over 7,290 shares under the BT Group Employee Sharesave Scheme;

e. Options over 962,580 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

29 July 2002

18) Period during which or date on which exercisable

29 July 2005 - 28 July 2012 subject to corporate performance measures

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 962,580 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

187p

22) Total number of shares or debentures over which options held following this notification

Option over 7,290 shares under the BT Group Employee Sharesave Scheme

Options over 962,580 under BT Group Global Share Option Plan

23) Any additional information

The above named Director has technical interests, as at 30 July 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 33,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 30 July 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ben Verwaayen

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan
Grant of options under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

75,247 shares under the BT Group Deferred Bonus Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

202p

13) Date of transaction

29 July 2002

14) Date Company informed

30 July 2002

15) Total holding following this notification

a. 387,876 ordinary shares - personal holding;

b. 781,576 ordinary shares under BT Group Retention Share Plan;

c. 75,247, shares under BT Group Deferred Bonus Plan;

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

29 July 2002

18) Period during which or date on which exercisable

29 July 2005 - 28 July 2012 subject to corporate performance measures

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 1,497,330 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

187p

22) Total number of shares or debentures over which options held following this notification

Options over 2,618,451 shares under BT Group Global Share Option Plan

23) Any additional information

The above named Director has technical interests, as at 30 July 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 33,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 30 July 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan
Grant of options under the BT Group Global Share Option Plan

7) Number of shares/amount of stock acquired:

49,504 shares under the BT Group Deferred Bonus Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

202p

13) Date of transaction

29 July 2002

14) Date Company informed

30 July 2002

15) Total holding following this notification

a. 62,316 ordinary shares - personal holding;

b. 258,332 ordinary shares under BT Incentive Share Plan - contingent award;

c. 49,504 shares under BT Group Deferred Bonus Plan;

d. 63,524 shares under the BT Deferred Bonus Plan;

e. An option over 2905 shares under the BT Group Employee Sharesave Scheme;

f. Options over 909,100 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

29 July 2002

18) Period during which or date on which exercisable

29 July 2005 - 28 July 2012 subject to corporate performance measures

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Options over 909,100 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

187p

22) Total number of shares or debentures over which options held following this notification

Options over 909,100 under BT Group Global Share Option Plan

23) Any additional information

The above named Director has technical interests, as at 30 July 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 33,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 30 July 2002

End